Exhibit 99.5

NEWS RELEASE August 13, 2026

Versamet Royalties Reports Record

Gold Equivalent Ounces for Q2 2026

All amounts are in U.S. dollars unless otherwise indicated.

Vancouver, BC: Versamet Royalties Corporation (“Versamet” or the “Company”) (NASDAQ: VMET, TSX: VMET) announces operating and financial results for the quarter ended June 30, 2026.

Q2 2026 Financial Highlights

•	Revenue of $23.7 million, an increase of 392% over Q2 2025.

•	Record attributable gold equivalent ounces[1] (“GEOs”) of 5,255, an increase of 256% over Q2 2025.

•	Operating cash flow before working capital changes[2] of $19.5 million, an increase of 506% over Q2 2025.

•	Net income of $4.9 million, an increase of 2,781% over Q2 2025.

•	Record adjusted EBITDA[3] of $18.8 million, an increase of 747% over Q2 2025.

Q2 2026 Corporate Highlights

•	Acquired a cornerstone Canadian gold stream on the Eskay Creek gold-silver project located in British Columbia.

Dan O’Flaherty, CEO of Versamet, commented: “Versamet delivered another quarterly GEO record in the second quarter, bringing year-to-date GEOs to more than 10,000 and keeping us well on track to achieve our 2026 production guidance of 20,000 to 23,000 GEOs. Our portfolio generated over $47 million in revenue in the first half of the year, which positions us well to pursue accretive acquisitions while maintaining our disciplined approach to deploying capital.

During the quarter, we completed the transformative acquisition of the Eskay Creek gold stream, materially enhancing our near-term growth profile. Alongside several organic growth catalysts, including the completion of the Rosh Pinah expansion and first gold production at Toega and Cuiú Cuiú, we expect our annual attributable production run rate to increase to approximately 35,000 GEOs once Eskay Creek begins production next year.

Versamet was also added to the MSCI Canada Small Cap Index during the quarter, marking the Company’s first inclusion in a major index and an important milestone in the advancement of its capital markets profile. As daily trading liquidity continues to build, we look forward to qualifying for inclusion in additional indices and broadening our shareholder base.”

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Summary of Financial Results

All amounts in millions, except GEOs.

	Q2 2026	Q2 2025
Attributable GEOs[1]	5,255	1,475
Revenue	$23.7	$4.8
Net income	$4.9	$0.2
Adjusted EBITDA[3]	$18.8	$2.2
Operating cash flow, before working capital changes[2]	$19.5	$3.2

For complete details please refer to the unaudited condensed interim Financial Statements and associated Management’s Discussion and Analysis for the quarter ended June 30, 2026 and 2025, available on SEDAR+ (sedarplus.ca), on EDGAR (sec.gov/edgar), and on the Company’s website (versamet.com).

Asset Updates

Greenstone (1.26% Gold Stream)

Greenstone gold production was 64,656 ounces for Q2 2026, 26% higher compared to the same period in 2025 due to increases of 47% in ore mined and 21% in tonnes processed. In addition, the plant achieved a growing number of days operating above nameplate capacity, with 69% of days exceeding 27,000 tonnes per day in Q2 2026 compared to 51% in Q1 2026. Versamet is entitled to monthly deliveries equal to the greater of 1.26% of gold production or 350 ounces of gold.4

Kiaka (2.7% NSR Royalty)

Kiaka produced 67,571 ounces of gold and sold 65,450 ounces of gold in Q2. West African Resources (“West African”) also held 18,253 ounces of unsold gold bullion at the end of the quarter, which Versamet expects to contribute to GEOs in subsequent quarters. Kiaka is expected to produce between 240,000 and 280,000 ounces of gold in 2026.5

In April, West African released an announcement advising of the publication of a decree by the Government of Burkina Faso to acquire 25% of Kiaka for A$175 million.6

Versamet’s royalty is payable on 100% of the production from Kiaka.

Rosh Pinah (90% Silver Stream)

The Company sold 72,216 ounces of silver during Q2 from deliveries from Rosh Pinah. In late June, Appian announced the commissioning of the new SAG mill, the final major processing component of the RP2.0 expansion project. The new SAG mill will double processing throughput to 1.4 million tonnes of ore per annum following mine ramp-up. In addition, the SAG mill has been designed with excess capacity, providing the potential for future production increases. The expanded processing capacity will extend the operation’s economic life and improve resource utilization across the orebody, strengthening Rosh Pinah as a long-life asset. The RP2.0 expansion project continues to advance on schedule with overall construction progress now surpassing 95%.7

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Kolpa (95.8% Copper Stream)

At Kolpa, a significant portion of the plant expansion was commissioned at the end of Q1 2026, resulting in throughput of 233,408 tonnes in Q2, a substantial increase compared to previous quarters. Copper production for 2026 is expected to be between 650 and 750 tonnes.8

Toega (2.7% NSR Royalty)

During Q2, construction of mobile maintenance workshop, office and ancillary infrastructure continued to progress on schedule, with completion expected in Q3. Haul road construction has now been completed, and a preferred local contractor has been selected to undertake ore haulage to Sanbrado. Toega open pit mining activities continued during the quarter using West African’s owner mining equipment. Mining activities continued to focus on pre-production stripping of the stage 1 Toega open pit with some waste movement also undertaken within the stage 2 pit to utilise available free dig material while the explosives supply remains constrained. The stage 1 pit is currently behind schedule, and ore delivery to the Sanbrado mill is expected to be delayed. A 13,500 metre infill drilling program targeting the Toega underground resource is ongoing, with results expected to be reported in Q3.9

Cuiú Cuiú (1.5% NSR Royalty)

On August 13, 2026, Cabral Gold Inc. (“Cabral Gold”) provided an update on the construction and commissioning activities at Cuiú Cuiú. Construction of the wet processing circuit is more than 90% complete. The ADR leach processing plant has arrived on site and electrical installation is over 90% complete with commissioning in progress. Cabral Gold received the operating license from the Para State environmental authority and the mining of gold-in-oxide ore and stacking on the first pad is in process. First gold production is now targeting September, an estimated six weeks ahead of schedule with ramp up to full production planned during Q4 2026.10

El Pilar (1% Gross Revenue Royalty)

Southern Copper Corp. recently announced that the El Pilar project obtained the necessary environmental permits and will begin early site preparation works in September 2026. Project construction will commence in the first quarter of 2027, and production is expected to begin in the second half of 2029. Its copper oxide mineralization contains estimated proven and probable reserves of 317 million tonnes of ore with an average copper grade of 0.25% and a life of mine of 18 years. It is expected to operate as an open-pit mine with an annual production capacity of 36,000 tonnes of copper cathode.11

About Versamet Royalties Corporation

Versamet is rapidly growing to become a new mid-tier precious metals royalty & streaming company focused on creating long-term per share value for its shareholders through the acquisition of high-quality assets. Versamet’s common shares trade on the NASDAQ and Toronto Stock Exchange under the symbol “VMET”.

For more information about Versamet, including additional details on our royalties and streams, please visit our website at versamet.com.

General inquiries:
Craig Rollins, General Counsel
Email: info@versamet.com
Telephone: 778-945-3948

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Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Diego Airo, P.Eng, Executive Vice President, Project Evaluation for Versamet and a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Airo is a Qualified Person as defined in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements relating to: forecasted production of 20,000 to 23,000 GEOs in 2026; expectations that the Company’s annual attributable production run rate will increase to approximately 35,000 GEOs following commencement of production at Eskay Creek; the expected timing of production, development, construction, commissioning, expansion, ramp-up, permitting, site preparation and other advancements at the properties in which the Company holds an interest, including, without limitation, Eskay Creek, Greenstone, Kiaka, Rosh Pinah, Kolpa, Toega, Cuiú Cuiú and El Pilar; expectations regarding future deliveries, GEO contributions and production attributable to the Company’s royalties and streams; statements regarding the Company’s growth profile, capital deployment strategy and ability to pursue future acquisition opportunities; expectations regarding future index inclusion and shareholder base expansion; and other statements regarding future plans, expectations, exploration potential, guidance, projections, objectives, estimates and forecasts (in general and in connection with respective asset updates), as well as our expectations with respect to such matters. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Versamet to control or predict, that may cause Versamet’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including, but not limited to, the risk factors set out under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2026 available for review on the Company’s profile at www.sedarplus.ca, as well as the Company’s Form 20-F filed with the Securities and Exchange Commission on April 30, 2026, available for review on the Company’s profile at www.sec.gov/edgar. Such forward-looking information represents management's best judgment based on information currently available. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Non-IFRS Financial Measures

The Company has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (a) GEOs and total attributable GEOs, (b) operating cash flows before working capital changes, and (c) EBITDA and adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

Third-Party Information

The Company has limited, if any, information on or access to the properties on which it holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. The Company is dependent on (i) the operators of the mines or properties and their Qualified Persons to provide technical or other information to the Company, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which the Company holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

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Endnotes

1.	Attributable Gold Equivalent Ounces is calculated by converting the Company’s royalty revenue and stream sales to a GEO basis by dividing the royalty revenue plus stream sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable GEOs sold includes the GEOs from the Company’s royalty revenue and stream sales, plus the gold ounces sold from the Greenstone gold interest and Santa Rita royalty amounts received related to the period between the effective date of the contract and closing of the agreement, which have been treated as an adjustment to the purchase consideration for accounting. Management believes that adjusting for these amounts more accurately depicts GEOs attributable to the Company. The Company presents Total Attributable GEOs as it believes that this is useful information to allow investors to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

In $000s, except gold price and GEOs	Q2 2026	Q2 2025
Revenue	23,733	4,826
Divided by:
Average realized gold price per ounce	4,516	3,272
Total Attributable GEOs	5,255	1,475

2.	Cash flow from operating activities before working capital changes is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital (being trade and other receivables and prepaid assets and trade and other payables) to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities before changes in non-cash working capital as it believes this presents a useful measure of the Company’s ability to generate cash to cover operating expenses from its cash-flowing royalties.

In $000s	Q2 2026	Q2 2025
Cash flows provided by operating activities	20,295	2,310
Working capital changes	(845)	899
Cash flows from operations before working capital changes	19,450	3,209

3.	EBITDA refers to earnings (or loss) determined in accordance with IFRS, before finance and interest expense, interest income, income tax expense (recovery) and depreciation (including depletion) and amortization. Adjusted EBITDA adjusts EBITDA to exclude any non-cash cost of sales, impairment charges and gains/loss on assets and liabilities which are market-to-market each reporting period. This measure is used by management and investors to determine the ability of an issuer to generate cash from operations. Management believes this measure is a useful supplemental measure from which to determine the Company’s ability to generate cash available for working capital requirements, investment expenditures and income taxes.

In $000s	Q2 2026	Q2 2025
Net income	4,898	170
Finance and interest expense	6,792	6,592
Income taxes	2,102	662
Interest income	(80)	(13)
Depletion	4,142	662
EBITDA	17,854	8,073
Non-cash cost of sales – Greenstone gold interest	3,835	2,753
Change in fair value of Greenstone gold interest	(2,876)	(5,433)
Change in fair value of derivative liability	-	(3,173)
Adjusted EBITDA	18,813	2,220

4.	For more information, please refer to Equinox Gold’s Management’s Discussion and Analysis for the three and six months ended June 30, 2026, available at equinoxgold.com.

5.	For more information, please refer to West African’s ASX announcement dated July 29, 2026, available at westafricanresources.com.

6.	For more information, please refer to West African’s ASX announcement dated April 21, 2026, available at westafricanresources.com.

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7.	For more information, please refer to Appian’s media release dated June 29, 2026, available at appiancapitaladvisory.com.

8.	For more information, please refer to Endeavour’s news release dated July 8, 2026, available at edrsilver.com.

9.	For more information, please refer to West African’s ASX announcement dated July 29, 2026, available at westafricanresources.com.

10.	For more information, please refer to Cabral Gold’s news release dated August 13, 2026, available at cabralgold.com.

11.

For more information, please refer to Southern Copper Corp.’s news release dated July 21, 2026, available at southerncoppercorp.com. Proven and probable reserves are as of December 31, 2025 (please refer to Southern Copper Corp’s Form 10-K for the fiscal year ending December 31, 2025, available on Southern Copper Corp.’s website).

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